Exhibit 12.1

Statement of Computation of Ratios

Hudson Pacific Properties, Inc.

Ratio of Earnings to Fixed Charges, Pro Forma Ratio of Earnings to Fixed Charges

Pro Forma Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

($ in thousands)

	Pro Forma Consolidated Nine Months Ended September 30, 2010		Historical Combined Period January 1, September 30, 2010		Pro Forma Consolidated Year Ended December 31, 2009		Historical Combined Year Ended

							2009		2008		2007
Fixed charges
Interest	7,297		6,361		13,212		9,318		13,083		7,171
Interest within rental expense	78		16		99		16		16		6

Fixed charges	7,375		6,377		13,311		9,334		13,099		7,177

Earnings:
Net income (loss)	(959)		(2,151)		(3,410)		(644)		(2,622)		(4,014)
Add: Fixed Charges	7,375		6,377		13,311		9,334		13,099		7,177
Less: Capitalized interest	(165)		(165)		(544)		(544)		(1,054)		(1,075)
Add: Amortization of capitalized interest	48		48		55		55		55		—

Earnings	6,299		4,109		9,412		8,201		9,478		2,088

Preferred Dividends:
Series A Preferred Dividends	585		199		780		—		—		—
Series B Preferred Dividends	4,500		—		6,000		—		—		—

Preferred Dividends	5,085		199		6,780		—		—		—

Ratio of Earnings to Fixed Charges	—		0.64	x	—		0.88	x	0.72	x	0.29	x
Pro Forma ratio of Earnings to Fixed Charges	0.85	x	—		0.71	x	—		—		—
Ratio of Earnings to Fixed Charges and Preferred Dividends	—		0.62	x	—		0.88	x	0.72	x	0.29	x
Pro Forma ratio of Earnings to Fixed Charges and Preferred Dividends	0.51	x	—		0.47	x	—		—		—